UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PittMoss LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 6, 2015

Physical address of issuer
2603 Duss Avenue, Ambridge, PA 15003

Website of issuer
https://www.pittmoss.com

Current number of employees
8

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$926,534	$858,236
Cash & Cash Equivalents	$256,786	$216,049
Accounts Receivable	$186,428	$165,348
Short-term Debt	$185,312	$79,338
Long-term Debt	$159,262	$0
Revenues/Sales	$563,821	$408,222
Cost of Goods Sold	$445,309	$311,366
Taxes Paid	$0	$0
Net Income	$(879,163)	$(722,846)

<p style="text-align:center">April 26, 2021</p>

FORM C-AR

PittMoss LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by PittMoss LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.pittmoss.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as mat be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PittMoss LLC (the "Company" or "PittMoss") is a Delaware Limited Liability, formed on January 6, 2015.

The Company is located at 2603 Duss Avenue, Ambridge, PA 15003.

The Company's website is https://www.pittmoss.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
PittMoss manufactures gardening mixes and soil amendments from recycled paper products. The Company conducts business in Pennsylvania and sells products direct to commercial growers (B2B) and through one-hundred fifty (150) garden centers across twenty-two (22) states in addition to internet sales throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

Despite shelter-in-place orders and non-essential business closings potentially happening throughout 2020

and into the future due to COVID-19, the Company's revenues were not adversely affected. However, the extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time. Depending on the length and severity of the of the COVID-19 pandemic, we may experience an increase or decrease in future customer orders driven by consumer shopping, consumption behavior and retail foot traffic. We are not able to predict the impact, if any, COVID-19 may have on the seasonality of our business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which

meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company is dependent on its management and sales teams, and the loss of one or more members of these groups could harm the business and prevent the Company from implementing its business plan in a timely manner.

Our success depends substantially upon the continued services of our management team, particularly our Chief Executive Officer, Brian Scott. The Company has entered into an employment agreement with Mr. Scott. The unexpected loss of Mr. Scott or any other member of our management team could harm the Company's business, financial condition, cash flow or results of operations.

We are also substantially dependent on the continued services of our sales team because of their industry experience and knowledge of our products, customers and technology. We do not have employment

agreements with any of our sales personnel and, therefore, they could terminate their employment with us at any time. The loss of one or more of the members of our sales team could harm the Company's business, financial condition, cash flow or results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and

regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

PittMoss makes and sells soil amendments, soil mixes, and animal bedding made from recycled cellulose fiber materials such as paper and cardboard.

PittMoss' growing media provides improved growing conditions for plants when compared to traditional peat-based soils, while at the same time being better for the environment because it eliminates the massive carbon emissions related to peat mining, reduces water usage and reduces fertilizer runoff.

The Company's animal bedding products provide improved moisture and ammonia absorption while generating less dust than competitive products.

Business Plan

PittMoss makes and sells a next generation growing media made from recycled paper and a proprietary mix of organic additives that is proven to grow bigger, stronger plants than most peat-based mixes. The Company has a line of commercial grower mixes and a line of retail products, as well as an animal bedding product. The Company expects to achieve profitability by selling its products through multiple channels:

- Commercial: PittMoss direct sells growers through a sample/trial process. The Company offers growing expertise to ensure its products are used effectively. The Company also provides post-sales support to ensure good crop/root growth. The Company advertises its products through grower magazines and trade shows.

- Wholesale: PittMoss employs and contracts sales reps who sell to garden centers and fulfill orders through a distribution partner. The Company helps to drive "sell-through" with brand ambassadors holding sales events at various locations in season.

- Retail: PittMoss direct sells to customers on its website, www.pittmoss.com, and on Amazon using a digital marketing strategy. The Company advertises its products on social media sites, such as FaceBook, Instagram, and Twitter.

The Company's products have also been marketed for other uses. For example, PittMoss Prime has been sold as worm bedding material. In addition, PittMoss Grower Grade has been marketed as PittMoss CannaBlend. PittMoss CannaBlend is certified suitable for Cannabis growth by Redfield Proctor.

The Company's Products and/or Services

Product / Service	Description	Current Market
PittMoss Prime	Retail soil amendment used in gardens, raised beds, and as a compost starter	Home gardeners, composters and vermiculturists
PittMoss Performance	100% organic potting soil that includes natural fertilizers	Home gardeners and organic farmers
PittMoss Grower Grade	Soil amendment that helps improve soil and competitive products	Commercial horticulture growers and nurseries including the mushroom and cannabis industries
PittMoss PM1	Peatlite Based Mix with 33% PittMoss	Commercial horticulture growers and nurseries including the mushroom and cannabis industries
PittMoss PM2	Peat-bark based mix with 33% PittMoss	Commercial horticulture growers and nurseries including the mushroom and cannabis industries
PittMoss Prestige/Roost	Animal Bedding	Animal owners currently focused in the equine and poultry markets
PittMoss Coco Complete	Peat-free potting mix that is a blend of PittMoss fibers, coconut coir, and custom nutrients	Home gardeners and organic farmers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our main competitor is Canadian Sphagnum Peat Moss, which is a commoditized product that is both imported and responsible for the loss of wetlands and CO_2 emissions. PittMoss can also be a substitute for perlite, vermiculite, coco coir, and others. Our top three branded competitors are ProMix BX, Bumper Crop (Coast of Maine), and FoxFarm.

Scott's Miracle Gro is the best-known brand in the industry, but it is known as a low-cost, low-quality product sold in big-box stores. PittMoss competes with the premium brands in the industry and is only sold in higher-value garden centers and independently owned hardware or feed stores.

Customer Base

We sell our products to commercial growers of cannabis, mushroom, ground cover, perennials, annuals, and mixers/blenders. We direct sells growers through a sample/trial process and advertise through grower magazines and trade shows. We also sell our products direct-to-consumer via our PittMoss.com website and Amazon. In addition, through our wholesale strategy, we sell our products to consumers through 150 home and garden centers in 22 states. We employ and contract independent sales reps who sell to garden centers. We help to drive "sell through" with brand ambassadors holding sales events at various locations

in season.

Supply Chain

The Company's ingredients and supply chain are proprietary and protected information. Paper, cardboard, and other paper-based materials make up more than 80% of the Company's products, and the Company buys most of these materials from several recyclers in the Pittsburgh area. PittMoss purchases its other proprietary ingredients and packaging materials from various local and regional vendors. The Company's goal is to maintain a local supply chain as much as possible for local and communal support. To that end, the Company's ingredients are generally shipped within a 100-mile radius. Comparatively, the Company's peat-based competitors must import and truck peat from Canada, where 98% of peat is harvested. Because the Company is peat-free or peat-reduced, this provides the Company with a competitive advantage of lower shipping and importing costs for its raw materials.

PittMoss manufactures its products at its factory located in Ambridge, PA. The factory is equipped with equipment to fiberize the paper and cardboard, a mixer, conveyor belts, scales, and forklift. The Company is operating below its capacity, so it has room to grow. The Company's manufacturing process involves trade secrets and is difficult to replicate or reverse engineer. The Company has also filed for patent protection around its proprietary mixing process. The Company believes its trade secrets are very valuable and provide a significant market advantage because PittMoss is the only recycled material soil-based product.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 2016/0096779A1	Materials Suitable as Substitutes for Peat Mosses and Processes and Apparatus Therefor	Patent	09/17/2015	Pending	USA
4384424	PITTMOSS	Trademark	04/18/2011	08/13/2013	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

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DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Scott	CEO & President Director	**PittMoss LLC**, CEO & Director, May 2016 – Present	**Pennsylvania State University - University Park**, B.A., History (1990) **Gannon University**, M.S., Computer and Information Science (2007)
Mont Handley	Director & Founder	**PittMoss LLC**, Director & Founder, July 2011 – Present **Purdue University – Northwest, Commercialization and Manufacturing Excellence Center**, Entrepreneur-in-Residence/Associate Director, June 2016 – Present **POTplugs Development Company**, LLC, Founder & Managing Member, September 2017 – Present	**Purdue University**, B.A., History (1988)
David Lilly	Director	**Lilly Management Group**, Owner, 2018 – Present **Express Cash Advance, Inc.**, COO & Secretary, 2004 – 2019	**State University of New York, Morrisville**, A.A.S., Business Management (1981)
Carl Nicolia	Director	**PSNergy, LLC**, President, January 2013 - Present	**Gannon University**, B.S.M.E, Mechanical Engineering (1984) **Oakland University**, M.S.E., Engineering (1986)

14

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has Eight (8) employees: Six (6) Full-Time / Two (2) Part-Time.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has issued the following outstanding securities:

Type of security	Common Units
Amount Outstanding	7,590,821
Voting Rights	Each holder of record of Common Units is entitled to one vote for each Common Unit held.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors (the "**Board**") and members may authorize and issue additional Common Units at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.14%*

* Assumes conversion of outstanding SAFE instruments at a $7mm valuation cap together with full vesting and exercise of all outstanding options.

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Type of security	Series Seed Preferred Units[++]
Amount Outstanding	42,036,335
Voting Rights	Each holder of record of Series Seed Preferred Units is entitled to one vote for each Common Unit into which each Series Seed Preferred Unit held is convertible.
Anti-Dilution Rights	The conversion rate of the Series Seed Preferred Units is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current operating agreement. The conversion price will also be subject to proportional adjustments for splits, distributions, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board and members may authorize and issue additional Series Seed Preferred Units and other classes of Preferred Units at a later date.(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	78.30%*

* Assumes conversion of outstanding SAFE instruments at a $7mm valuation cap together with full vesting and exercise of all outstanding options.

[++] For so long as a management agreement between the Company and one of the holders of Series Seed Preferred Units (the "**Management Agreement Holder**") is in effect, the Management Agreement Holder has the right to appoint one (1) member of the Board.

The holders of Series Seed Preferred Units, exclusively and as a separate class, have certain special voting rights, such as the right to appoint two (2) members of the Board.

In addition, at any time when Series Seed Preferred Units are outstanding, the following must be approved by the holders of a majority of the Series Seed Preferred Units then outstanding, voting together as a single class and not as a separate series:

a) consummation of a liquidation event or effecting any other merger or consolidation;

b) amendment, alteration or repeal of any provision of the operating agreement or Certificate of Formation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Units;

c) creating, or authorizing the creation of, or issuing or obligating itself to issue any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption, or increase the number of Series Seed Preferred Units or increase the number of units of any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption;

d) (i) reclassification, alteration or amendment of any existing security of the Company that is pari passu with the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Units in respect of any such right, preference, or privilege or (ii) reclassification, alteration or amendment of any existing security of the Company that is junior to the Series Seed Preferred Units in respect of distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Units in respect of any such right, preference or privilege;

e) purchasing or redeeming or paying or declaring any distribution or making any distribution on, any equity of the Company other than (i) redemptions or distributions of the Series Seed Preferred Units as expressly authorized in the operating agreement of the Company, (ii) distributions payable on the Common Units solely in the form of additional Common Units, and (iii) repurchases of equity from former employees, officers, directors, consultants or other persons who performed services for the Company as approved by the Board, including the approval of at least one member of the Board appointed by the holders of Series Seed Preferred Units;

f) creating, or authorizing the creation of, or issuing, or authorizing the issuance of any debt security, or permitting any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 unless such debt security has received the prior approval of the Board, including the approval of at least one member of the Board appointed by the holders of Series Seed Preferred Units;

g) creating or holding equity in any subsidiary that is not wholly owned by the Company, or selling, transferring or otherwise disposing of any equity of any direct or indirect subsidiary of the Company, or permitting any direct or indirect subsidiary to sell, lease transfer exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary;

h) increasing or decreasing the number of authorized members constituting the Board.

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Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$241,849.85
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$7mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.34%*

Assumes conversion of outstanding SAFE instruments at a $7mm valuation cap together with full vesting and exercise of all outstanding options.

Type	Common Unit Options
Amount Outstanding	2,265,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	--
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercise of outstanding options will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.22%*

Assumes conversion of outstanding SAFE instruments at a $7mm valuation cap together with full vesting and exercise of all outstanding options.

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Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan (U.S. Small Business Administration) Economic Injury Disaster Loan (EIDL)
Amount Outstanding	$150,000.00
Interest Rate and Amortization Schedule	3.75% per annum / 30-year amortization
Description of Collateral	All current and after acquired business assets
Other Material Terms	Payments commencing 07/03/2021
Maturity Date	July 3, 2050

Type	Private Short-Term Working Capital Loan
Amount Outstanding	$250,000.00
Interest Rate and Amortization Schedule	7.00% / 6 Month Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	August 11, 2021

The Company's PPP loan of $61,360 was forgiven in March 2021.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
BT PittMoss, LP	12,207,996 Series Seed Preferred Units	22.74%

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FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company generates revenues by selling soil amendments, soil mixes, and animal bedding to commercial growers, to garden centers and other distribution partners, and directly to consumers through our website and Amazon.com. Revenues increased 38% to $563,821 for the year ended December 31, 2020 from $408,222 for the year ended December 31, 2019 primarily due to increases in the retail and wholesale channels.

Total operating expenses increased to $1,019,312 for the year ended December 31, 2020 from $819,702 for the year ended December 31, 2019 primarily as a result of increases in salaries and wages and sales and marketing expenses. The Company believes the increased spending on personnel and advertising is necessary to drive sales growth.

Net loss was $879,163 for the year ended December 31, 2020 as compared to a net loss of $722,846 for the year ended December 31, 2019.

The Company does not expect to achieve profitability in the next 12 months. We are continuing to focus on increasing our market share and average order size per customer. We are also poised to grow the cannabis and animal bedding markets. Growth in these new markets is strategically significant as these markets can provide non-seasonal, year-round sales.

Liquidity and Capital Resources

In March 2021, the Company started a second offering pursuant to Regulation CF, which could provide up to $297,000 of capital. In addition, the Company extended its Series Seed Preferred Units offering pursuant to Rule 506(b) of Regulation D, which could provide up to $526,652 of capital. The proceeds from both offerings will have a beneficial effect on our liquidity. We currently have approximately $183,000 in cash on hand, which leaves us with approximately three (3) months of runway. If the Company is able to raise the maximum amounts from both offerings, the proceeds will provide the Company approximately ten (10) additional months of runway. These proceeds will be used to execute our business strategy.

In February 2021, the Company received $250,000 in proceeds from private short-term notes payable. The notes are accruing interest at 7% and are due in August 2021. The Company expects to repay these loans with the funds collected from the approximate $277,000 in accounts receivable currently outstanding, most of which are due in May and June 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors

should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons: None.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brian Scott
(Signature)

Name: Brian Scott
Title: CEO & Director
Date: 04/26/2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Scott
(Signature)
Name: Brian Scott
Title: CEO & Director
Date: 04/26/2021

/s/Mont Handley
(Signature)
Name: Mont Handley
Title: Director
Date: 04/26/2021

/s/David Lilly
(Signature)
Name: David Lilly
Title: Director
Date: 04/26/2021

/s/Carl Nicolia
(Signature)
Name: Carl Nicolia
Title: Director
Date: 04/26/2021

EXHIBITS

Exhibit A   2020 Financial Statements

Exhibit B   2019 and 2018 Financial Statements